SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29399; File No. 812-13763]

The Integrity Funds, et al.; Notice of Application

August 25, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: The requested order would permit certain registered open-end management investment companies to enter into and materially amend subadvisory agreements without shareholder approval.

Applicants: The Integrity Funds ("Integrity Funds"), Integrity Managed Portfolios ("Managed Portfolios"), Integrity Fund of Funds, Inc. ("Fund of Funds"), Viking Mutual Funds ("Viking Funds") (each, a "Mutual Fund" and collectively, the "Mutual Funds"), and Viking Fund Management, LLC (the "Adviser").

Filing Dates: The application was filed on March 30, 2010, and amended on August 10, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 20, 2010 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reasons for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Viking Fund Management, LLC, 1 Main Street North, Minot, North Dakota 58703.

<u>For Further Information Contact</u>: Keith A. Gregory, Senior Counsel at (202) 551-6815, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Each Mutual Fund is registered under the Act as an open-end management investment company. Integrity Funds is organized as a Delaware statutory trust and currently offers three series (each, a "Fund" and collectively, the "Funds"), each with its own distinct investment objectives, policies and restrictions. Managed Portfolios is organized as a Massachusetts business trust and currently offers six Funds, each with its own distinct investment objectives, policies and restrictions. Fund of Funds is organized as a North Dakota corporation and currently does not operate as a series company (included in the term "Funds"). Viking Funds is organized as a Delaware statutory trust and currently offers four Funds, each with its own distinct investment objectives, policies and restrictions.[1]

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[1] Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (included in the term "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (included in the term "Funds"). The only existing registered open-end management investment companies that currently intend to rely on the requested order are named as applicants. If the name of any Fund contains the name of a Subadviser (as defined below), the name of the Adviser will precede the name of the Subadviser.

2.   The Adviser, a North Dakota limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser is a wholly-owned subsidiary of Corridor Investors, LLC. The Adviser serves as investment adviser to each Fund under an investment advisory agreement (each, an "Advisory Agreement") that has been approved by the shareholders of each Fund and by the board of directors or trustees of the Mutual Funds ("Board"), including a majority of the directors or trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of a Mutual Fund, the Adviser, or the Subadvisers ("Independent Board Members).[2]

3.   Under the terms of each Fund's Advisory Agreement, the Adviser provides a continuous investment program for the Fund consistent with the investment objectives, policies and limitations of the Fund. For its services, the Adviser receives a fee from each Fund specified in the relevant Advisory Agreement. Under each Advisory Agreement, the Adviser may enter into investment subadvisory agreements with one or more subadvisers ("Subadvisers") who have discretionary authority to invest all or a portion of the Fund's assets pursuant to a separate subadvisory agreement ("Subadvisory Agreement"). The Adviser will evaluate, allocate assets to, and oversee Subadvisers, and recommend to the Board their hiring, termination and replacement. Each Subadviser is or will be an investment adviser registered under the Advisers Act. For its services to a Fund, the Adviser pays each Subadviser a monthly fee out of the fee paid to the Adviser by the Fund.

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[2]   Under a prior order, the Commission granted relief to The Integrity Funds and Integrity Money Management, Inc., a wholly owned subsidiary of Integrity Mutual Funds, Inc. ("Integrity Mutual Funds") from the provisions of section 15(a) of the Act and rule 18f-2 under the Act similar to that requested in the Application. The Integrity Funds, et al., Investment Company Act Release Nos. 27144 (Nov. 10, 2005)(notice) and 27180 (Dec. 6, 2005)(order). On July 31, 2009, Integrity Mutual Funds generally sold its mutual fund services business to Corridor and the Adviser. In 2009, the existing shareholders of the Funds approved the Advisory Agreements, the existing Subadvisory Agreements and the manager of managers structure.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadviser who is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund or the Adviser (other than by reason of serving as a Subadviser to one or more of the Funds) ("Affiliated Subadviser").

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series company affected by a matter must approve such matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision of the Act, or from any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard for the reasons discussed below.

3.   Applicants state that the shareholders rely on the Adviser's experience to select one or more Subadvisers best suited to achieve the Fund's investment objectives. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is substantially equivalent to that of the individual portfolio managers employed by traditional investment company advisory firms. Applicants contend that requiring shareholder approval of Subadvisory Agreements would impose costs and unnecessary delays on the Funds and may preclude the

Adviser and the Board from acting promptly when a change in Subadvisers would benefit a Fund. Applicants note that each Advisory Agreement and any Subadvisory Agreement with an Affiliated Subadviser will remain subject to the shareholder approval requirements of section 15(a) and rule 18f-2 under the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund that relies on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the manager of managers structure described in the application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and to recommend their hiring, termination and replacement.

3.   At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

4.   The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   When a Subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

6.   Within 90 days of the hiring of any new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this condition, each affected Fund will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to the review and approval by the Board, will: (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or part of each Fund's assets; (iii) when appropriate, allocate and reallocate each applicable Fund's assets among multiple Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No Board Member or officer of a Mutual Fund, or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is

not controlled by such person), any interest in a Subadviser except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly-traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

9.   In the event that the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary